Annual General Meeting of Shareholders of Medigus Ltd.

Date: August 30, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda:

Proposal	For	Against	Abstain
1. To approve the re-election of Ms. Kineret Tzedef to serve as a director of the Company;	☐	☐	☐
2. To approve the compensation policy for the Company's officers and directors;	☐	☐	☐
3. To approve the amendments to the compensation terms of the Company's non-executives directors;	☐	☐	☐
4. To approve the amendments to the compensation terms of Mr. Eliyahu Yoresh, the chairperson of the Board;	☐	☐	☐
5. To approve the amendments to the compensation terms of Mr. Liron Carmel, the Company's Chief Executive Officer;	☐	☐	☐
6. To approve a reverse share split of the Company's Ordinary Shares; and	☐	☐	☐
7. To approve and ratify the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company's independent auditors for the year ending December 31, 2021, and its service until the next annual general meeting of shareholders to be held in 2022.	☐	☐	☐

Question	Yes	No
2.a. Are you a controlling shareholder or have personal interest with respect to Proposal No. 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.?	☐	☐
3.a. Are you a controlling shareholder or have personal interest with respect to Proposal No. 3? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.	☐	☐
4.a. Are you a controlling shareholder or have personal interest with respect to Proposal No. 4? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.	☐	☐
5.a. Are you a controlling shareholder or have personal interest with respect to Proposal No. 5? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here ______________ Please Date Above

______________________ Please Sign Here ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Medigus Ltd. to be Held on August 30, 2021 for Holders as of August 2, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on August 25, 2021

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Medigus Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on August 25, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares, or other Deposited Securities represented by such Shares, of **Medigus Ltd.** (the "**Company**"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 2, 2021** at the Company's **Annual General Meeting of Shareholders**, to be held on **August 30, 2021** at **5:00 p.m. local time (10:00 a.m. E.T.)**, at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite the agenda item.**
2. **It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**
3. **If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposal No. 2, and in the event that Proposal No. 2 is not approved, with respect to Proposal Nos. 3, 4 and 5, your shares will not be voted for Proposal Nos. 2, 3, 4 and 5, as applicable.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. Box 8016
CARY, NC 27512-9903